Exhibit 99.1

Trillion Energy Announces Light Oil Discovery

32.4° API Light Oil Discovery Confirmed at C-1 well with 38 Metres Net Pay

April 14, 2026 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62), is pleased to announce a significant light oil discovery at the Çetinkaya-1 (“C-1”) well in Southeast Türkiye, and a strategic realignment to focus on high-impact oil exploration.

Light Oil Discovery at Çetinkaya-1 Confirms Mardin Group Potential

The Company reports that the C-1 exploration and appraisal well on Block M47C3,C4 in Şırnak Province, has successfully confirmed 32.4° API light oil within the Cretaceous Beloka and Mardin Group carbonates.

A wireline logging programme was conducted, including gamma ray, dual laterolog resistivity (shallow and deep), compensated density, compensated neutron porosity, sonic, spontaneous potential, and multi-arm caliper. Log analysis was performed using Archie’s equation with parameters calibrated to the C-1 formation conditions

Key technical highlights include:

●	Hydrocarbon-bearing intervals confirmed in both the Beloka and Mardin formations

●	Fractured dolomitic oil reservoir containing light oil (32.4 API)

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38.0 metres of net oil pay identified within a 76.6-metre gross reservoir interval, representing a ~50% net-to-gross ratio. Fracture-adjusted gross pay: of about 40.6 m with fracture-adjusted net pay: about 36.0–38.5 m

●	Average effective porosity (PHIE): 5.5%; Estimated fracture-enhanced effective permeability 5–50 mD, with potential upside; average water saturation (Sw): 25%

●	Best reservoir interval 7m shows PHIE up to 8.1% and Sw as low as 8%, indicated >90% oil saturation

●	Reservoir composed predominantly of dolomitic carbonate (77% dolomite), consistent with productive regional analogues

●	Best log-derived oil saturated reservoir intervals (~2418–2448 m) have not been properly tested.

●	A 30-barrel 15% hydrochloric acid stimulation occurred, confirming fracture permeability and produced 32.4° API light oil at increasing oil cuts, reaching 36% oil cut in the final swab campaign.

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Importantly, the well intersected only ~38 metres of a targeted 250–350 metre reservoir section, as drilling was halted at 2,455 metres due to loss of circulation. Additional reservoir section (~160+ metres) remains unpenetrated due to early termination of drilling

Net pay cut-off criteria: water saturation (Sw) ≤ 50%; matrix porosity (φ) ≥ 3.0% and PHIT ≥ 4%.

Key observations from the zone data:

●	Zone A (2,384–2,397 m) is the primary target with 13.0 m of net pay and has not yet been perforated. This represents a near-term testing opportunity in the existing wellbore

●	The Near TD zone (2,447–2,455 m) shows an improving reservoir trend at total depth, indicating that the deeper, untested and unpenetrated reservoir section to be accessed by a planned sidetrack

●	Multiple stacked pay zones were identified across the Beloka and Derdere Formations, demonstrating a robust, multi-zone oil system

Significant Upside Identified at Structural Crest accessible by sidetracking

The C-1 well was drilled on the eastern flank of the North Lead structure near the spill point, suggesting that only a limited portion of the hydrocarbon column was encountered. A follow-up sidetrack well (C-1ST) is now planned to target the structural crest, approximately 75–100 metres higher, where the interpreted oil column is significantly greater.

Strategic Location Near Major Producing Field

Block M47C3,C4 is located approximately 11 km southeast of Türkiye’s largest onshore oil discovery, the Şehit Aybüke Yalçın field, which produces from the same Beloka and Mardin Group carbonate reservoirs.

The Company believes the reservoir characteristics observed at C-1, including oil gravity, porosity, and fracture-driven flow, are directly analogous to those of nearby producing fields, reinforcing the commercial potential of the North Lead oil discovery.

About the Company

Trillion Energy International Inc. is focused on oil and natural gas exploration and production in Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (c3 and c4 licenses) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. More information may be found on www.sedar.com, and on our website.

Contact

Scott Lower, President
Brian Park, Vice President of Finance

1-778-819-1585

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

**Forward-Looking Information**

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including but not limited to: statements regarding the planned C-1ST sidetrack programme and timing thereof; the anticipated use of Managed Pressure Drilling and open-hole logging in the sidetrack wells; the interpretation of the C-1 structural position relative to the North Lead crest; the anticipated oil column and reservoir characteristics at the structural crest; anticipated completion of the sidetrack wells and the expected data to be obtained; and the Company’s assessment of the analogy between Block M47C3,C4 and the Şehit Aybüke Yalçın and Şehit Esma Çevik fields.

Forward-looking information is based on a number of assumptions including, without limitation: access to the block and rig availability; JOC partner approvals; prevailing oil prices and foreign exchange rates; the accuracy of analogies to nearby producing fields; the geological interpretation of available well and seismic data; and the availability of required services and equipment.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that may cause actual results to differ materially from those expressed or implied by such forward-looking information. These risks include: geological risk that the structural crest does not contain the anticipated oil column; drilling and operational risk including lost circulation, stuck pipe, and equipment failure; reservoir risk that the fracture network is not connected to the structural crest; commodity price risk; regulatory risk in Türkiye; JOC partner risk; and currency risk. Readers are cautioned not to place undue reliance on forward-looking information.

The forward-looking information contained in this news release is made as of the date hereof and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as expressly required by applicable securities law.

**Oil and Gas Disclosure — COGEH / NI 51-101**

This news release has been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

*Pay definitions:* “Gross pay” refers to the total thickness of the reservoir interval above a minimum hydrocarbon saturation threshold as identified from wireline logs, without application of porosity or water saturation cut-offs. “Net pay” refers to the thickness of reservoir rock meeting minimum porosity (φ ≥ 3.0%) and maximum water saturation (Sw ≤ 50%) cut-offs as described herein.

*Log quality and water saturation:* Water saturation values have been derived from Archie’s equation using parameters as described in this news release. All water saturation values are conservative ceiling estimates due to water-based mud filtrate invasion during drilling. True formation water saturation is estimated to be 10–15 percentage points lower in each zone. This uncertainty has not been adjusted for in the reported values; readers are cautioned that reported water saturations may overstate the true water saturation of the formation.

*Well test disclaimer:* The drill stem tests and swab results reported herein were conducted under non-flowing reservoir conditions using swab techniques and are not representative of sustained production rates from properly completed wells. No sustained production test has been conducted. The acid stimulation and swab results demonstrate the presence of mobile oil and a connected fracture system but should not be used to estimate production rates from the sidetrack wells, which will be completed with electrical submersible pumps. No volumes of oil have been produced from this well to date on a commercial basis.

*Analogue fields:* References to production rates and reservoir characteristics at the Şehit Aybüke Yalçın and Şehit Esma Çevik fields are based on publicly available information reported by Türkiye Petrolleri Anonim Ortaklığı (“TPAO”) and public media sources. These fields are operated by TPAO and Trillion Energy has no direct knowledge of their subsurface or production data. Production rates at analogue fields are not necessarily indicative of production rates that may be achieved at Block M47C3,C4.

*Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.*